Exhibit 21.1

SUBSIDIARIES

6D Global Technologies, Inc. (a Delaware corporation)

Six Dimensions, Inc. (a Nevada corporation)

SwellPath, Inc. (an Oregon corporation)

Topaz Interactive, LLC (an Oregon Limited Liability Company doing business as “Storycode”)

6D Global Technologies Web and Data Solutions Ireland Holdings, Limited

6D Global Technologies Web and Data Solutions Ireland, Limited